Filed by Berkshire Hathaway Inc.

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Burlington Northern Santa Fe Corporation

Commission File No.: 1-11535

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of Burlington Northern Santa Fe Corporation (“BNSF”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com. In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

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On November 3, 2009, Warren Buffett, Chairman of the Board of Berkshire Hathaway, participated in a telephone interview on CNBC. A transcription of the interview follows:

BECKY QUICK: First of all, how did this deal come (about)? This comes as a huge surprise to anybody that’s been watching this. I know you’ve had a stake in Burlington Northern, but buying the whole thing that’s a huge deal, 34 billion dollars?

WARREN BUFFETT: Well, a week ago Thursday, we were, the Board of Directors of Berkshire was meeting in Fort Worth. We do one off-site meeting a year. We’ve got three subsidiaries in Fort Worth: Justin Boot, Acme Brick and TTI. So we pick out a place and go down once a year. And I went down a couple of hours early last Thursday, a week ago Thursday. I went over to BNSF and visited with (Burlington Northern CEO) Matt Rosen and his top management. They gave me a kind of a run-through of what they were going to do with the analysts that afternoon at 3:30. And I said to Matt, ‘If you’re ever looking for a permanent home for BNSF, don’t forget my phone number. And he didn’t throw me out of the office. So the next day while we were touring various businesses of Berkshire, I had my assistant, Debbie Bosanek, call his office and ask if would drop by the Ashton Hotel around six o’clock when we get back. When he dropped by, I made him an offer. He said he would take it to his Board. Took about 15 minutes. (Laughs.)

JOE KERNEN: An offer that he couldn’t refuse. You’re using stock …

BUFFETT: I don’t like to use stock, but on this one, because of the size and because they wanted a tax-free option for shareholders, we’re doing it 40 percent stock and 60 percent cash.

BECKY: What’s this 50-for-1 split of the Class B shares? We’re just reading this release, too. You don’t do stock splits!

BUFFETT: Well, yeah, I’m not big on stock splits. But by having this split, it enables anybody that has as little as one share of BNSF to opt for the tax-free exchange, the 40 percent per share. So those small shareholders can have exactly the same availability that otherwise would only have been available to a big shareholder. Our main exchange will be for ‘A’ shares. And since the ‘A’ sells for around $100,000, it means anybody that had less than that amount of BNSF would not have the same choice as a big shareholder did. So, we’re not splitting the ‘A’ but we are splitting the ‘B’ 50-for-1.

JOE: And, if you had to just — there’s a lot of reasons to love the rails, I know, Warren. But what is it about the future that makes the rails so attractive? We’ve got to move stuff, I know. Is it that they can do it in a very cost-effective way?

BUFFETT: They do it in a very cost-effective way. And they do it in an extraordinarily environmentally friendly way. BNSF last year moved, on average, it moved a ton of goods 470 miles on one gallon of diesel. It releases far fewer pollutants into the atmosphere. It saves enormously on energy consumption and, you know, it diminishes highway congestion. Rails last year moved 40 percent — more than 40 percent of the ton-miles in the country. They moved more than all those trucks, just the four big railroads. So it’s a very effective way of moving goods. And I just basically believe this country, you know, will prosper and you’ll have more people moving more goods 10 and 20 and 30 years from now and the rails should benefit. It’s a bet on the country, basically.

BECKY: You know, Warren, you started really getting involved with some of these train stocks, what was it, about two, three years ago when you started buying stakes in Burlington Northern. Was it Union Pacific, the other?

BUFFETT: Yeah, Union Pacific and Norfolk Southern, yeah. About three years ago. I woke up about five years late, but that’s pretty good for me. (Laughs.)

BECKY: But what happens to your stakes in these other two?

JOE: He’s making a heck of a lot of money on Union Pacific today, I’ll tell you that much, Warren. Could you buy them in, too?

BUFFETT: No, no — (laughs) — I think —

JOE: Someday?

BUFFETT: I think one railroad’s enough. (Laughs.) But —

JOE: So you’re saying no, for sure?

BUFFETT: Yeah. No. There’s only two big roads in the west and, Union Pacific and BNSF will be competitors 50 years from now. (Laughs.)

JOE: Yeah.

BUFFETT: But, it’s true. The situation in railroads changed dramatically a decade or so ago. Railroads got much more efficient. I mean, right now you’ve got 90 percent more ton-miles moving than you had 25 or 30 years ago and you’ve got ‘em moving on 40 percent less track. And the costs have gone done in inflation-adjusted terms. It’s become a much more productive industry. But I go way back in it. I went to the Illinois terminal hearings before the ICC 50 years ago. And I used to own something called the Green Bay and Western, and that was the GB&W, and they said it stood for ‘grab baggage and walk.’ (Laughs.)

BECKY: Warren, our guest host today is Governor Ed Rendell from Pennsylvania. He’s got a lot of railroads in his state, too.

BUFFETT: Well, good. I hope you originate a lot of traffic that gets transferred to the west. (Laughs.)

GOV. ED RENDELL: You know, I was just telling Becky and Joe, yesterday we had an announcement with NS about the Crescent Corridor Project, which I know you’re aware of.

BUFFETT: That’s a big one.

GOV. RENDELL: Five-state project. Pennsylvania’s throwing in 45 million dollars in to match about a 60 million dollar federal investment and a 100 million dollar investment by NS. We’re the biggest beneficiary of the Crescent Corridor. It going to create somewhere between a thousand and two-thousand jobs. I’m a great believer in freight rail. We have 67 short lines that connect to our four Class As and it gives us a great competitive advantage. It’s an alternative that keeps prices down for goods moving, and that’s what this country needs. It is a bet on the country, Mr. Buffett, but I think it’s a good bet and we need entrepreneurs to care about this country again.

BUFFETT: You and I are both rail fans. And, you know, it just moves goods so much more efficiently than can be done over the roads. So, over time I think that you’ll see more and more ton-miles moving on the railroads.

JOE: You said so. This is your quote. ‘An all-in bet on the future of the United States.’

BUFFETT: That’s what it is. That’s what it is.

JOE: That kind of, I feel like standing up when I say that. (Laughter.)

BUFFETT: Don’t sing the Star Spangled Banner, Joe.

KERNEN: No, I do. Because it’s you and it’s the rails and everything else. Comment quickly on where we are right now, because we always get a snapshot of how you feel. Who knows better about business globally than you? How is Berkshire Hathaway’s myriad businesses doing now compared to six months ago?

BUFFETT: Well, they might be doing just a tick better. Fortunately, our two big businesses, insurance and our utility business, aren’t really affected that much by the recession. But most of our businesses are still feeling severe effects from the recession. They are not going down. It’s stabilized. There’s not this fear that was prevalent eight or ten months ago, but business has not bounced very much. It will. I don’t know when, but it will. We wouldn’t be putting out the equivalent of $34 billion unless I felt there’s a lot of good years for America. America’s best years lie ahead. There’s no question about that.

BECKY: Warren, when we spoke with you, I guess it was about six weeks ago, four or six weeks ago, you had mentioned that you have seen some turns when you look at some of the real estate. Is that still the case?

BUFFETT: Residential real estate has improved. It leveled off, and in most areas — now, it’s a local market. But what really is helping residential real estate, frankly, is that we haven’t been building very many houses. And we keep forming households. That stops up the excess inventory. So we’re seeing in places like California, we’ve seen a real stabilization in the lower-end, and the medium-end. Now at the high end, that’s not true. But for most housing in the low to medium-price range, I think there’s no question that it’s stabilized. And that’s very important. Commercial real estate is another story.

BECKY: Back to the Burlington Northern deal. The idea that you’re putting out this much cash, where is that going to leave you in terms of how much cash you have back at home? You’re somebody who feels very safe with having a big load of cash on the books at all times to protect you against anything. Where does this leave you?

BUFFETT: Well, cash makes me comfortable. And we’re using — of the 16 billion of cash required in this deal, we’ll borrow 8 billion but we’ll borrow from the banks and pay it back very promptly. We’ll use 8 billion of our own cash. But after doing it we will be left with over 20 billion of consolidated cash. So, we like to have a lot of cash around and we’ll have a lot of cash around straight through this. But we will borrow 8 billion which we’ll pay back in three annual installments.

BECKY: Does that mean your deal making is done for a while? You’ve been on quite a spree over the last couple of years.

BUFFETT: Well, we won’t be making any more 34 billion dollar deals. But no, it doesn’t mean we’re out of business, but it does mean that we won’t be making any huge deals for a while.

JOE: Warren, you can borrow money from this bank pretty easily. Do you have a feel for whether it’s getting easier for small businesses to do things, especially after CIT this week?

BUFFETT: No. The banks I’m familiar with are looking for loans. They are actually — I was talking to one very large bank and they would like to see more loans. But a recession tends to dampen the demand for loans. Of course, if you loan a fellow — if you make a mortgage on a house that used to make for, say, $500,000, because of the diminished value of the house you’re probably only lending $300,000. So the dollar value alone does go down in a recession. I mean, it always does that. But, no, money is flowing. Where a loan makes sense, you get it.

JOE: You can? OK. I wanted to just quickly ask you about — I have to do this — the dollar. Has what has happened to the dollar helped Berkshire Hathaway businesses? Are you okay with what appears to be a laissez-faire attitude the administration or the government has about a declining dollar? Is that going to be a positive for us or is it time to say enough is enough?

BUFFETT: Well, I think it’s a symptom of other things that are going on. I mean, it certainly — our fiscal deficit will enter into how the dollar behaves over time. In terms of how it affects Berkshire, we’ve got some things it helps, like our Coca-Cola investment or something of the sort. We’ve got some businesses it hurts. It’s kind of a wash for us, but it’s not a good thing for the country over time. But that will be determined. It’s what happens in Washington. You can’t peg currencies if fundamentals are pulling in another direction.

BECKY: You know, Warren, another thing that you, obviously Berkshire has huge exposure to, would be any sort of catastrophic losses. We’ve not seen catastrophic losses for insurers or any big storms that have hit over the last several years. What’s your feeling on how likely we are to face those kinds of storms again?

BUFFETT: Well, you never know. But we’ve reduced our — we’re still a big writer of cat insurance, but we’ve reduced our sort of maximum exposure to earthquakes or to wind storms by probably more than 50 percent over the last couple of years. We’ll keep it low. A, we don’t like the prices. And B, I just felt that in terms of risk exposures, I wanted to be doing things in other arenas, and therefore I took down the risk in the cat area and we revved up a little bit in terms of making some investments, including this most recent one. So I try to balance out risks, physical risks with financial risks.

JOE: I’m bringing up an unpleasant subject. No, I’m kidding. Where are those — You’re going to like this. I know that you’re going to smile when you answer. What were the warrants on Goldman, again? Was it 115?

BUFFETT: 115, yeah. Five billion dollars of stock at 115, yeah.

JOE: I mean, that is just — anyway, that’s at 169. I’m leading to something, Warren. It’s 169 now. Do you get the feeling that the financial system right now is not as leveraged as it was? Do we need to fix it now? There’s people that say we’re just as — in as perilous a condition as we were before everything happened. Do you think..?

BUFFETT: That’s not true, Joe. I mean, I can’t speak for every firm. But if you look at — a lot has been accomplished in the last year. And incidentally, I give enormous credit, last September, to what (Federal Reserve Chairman) Bernanke and (Treasury Secretary) Paulson did. If they hadn’t stepped in on commercial paper and guaranteed the money market funds, you and I would be communicating by smoke signals. I wouldn’t be able to afford a phone, probably. No, it was — We were right at the brink a year ago but a lot has been corrected and the system has been changed in a material way.

JOE: What would you say about paying out huge bonuses at Goldman? You okay with that as a huge shareholder?

BUFFETT: Well, as a future shareholder, we’re a warrant holder now, but more is coming from us than anybody else in the whole world. People earn a lot of money for their shareholders, I have no problem in paying them. What I don’t like is pay for non-performance. But I love pay for performance. It’s something we do at Berkshire and I have no quarrel with that.

RENDELL: Yeah. I think — this is Governor Rendell. I think what really galls the American people is that executive pay on Wall Street doesn’t seem to be pegged to performance. If a company does well, I think executives should get bonuses. But if it doesn’t do well, they sure as heck shouldn’t, and shouldn’t get golden parachutes out and things like that. So you’re right, it’s a little bit like the commercial that’s going on now that my broker makes money when I make money. Yeah, but he also makes money with I lose money, and that’s what galls the American people most, I think.

BUFFETT: Governor, I hate paying anything to a guy that bats .200. You know, the guy who bats ..350, I’ll pay a lot to. But Steve Greenberg used to be, the son of Hank Greenberg, was a player’s agent, and one time he was representing a center fielder and he asked his dad, Hank Greenberg, he said, ‘How much should I ask for as a signing bonus for this fellow?’ And Hank said to Steve, he said, ‘What did he bat last year?’ And Steve said .240. And Hank said ask for a uniform. (Laughter.) That’s about what I feel you should give these guys that really killed their firms. Just give them a uniform and send them home.

JOE: We’ve got a problem, Warren, with the notion that moral hazard is everywhere now, based on the way we’ve handled this. But then another — someone else might say look what happened to the CEOs and shareholders of Lehman or a lot of these institutions. Is that a problem with what we’ve done and have we damaged capitalism permanently?

BUFFETT: I don’t think moral hazard. If you take the big firms, if you take Citigroup, if you take B of A, if you take Lehman, if you take Freddie Mac, if you take Fannie Mae, the shareholders of those companies lost anywhere from 60 or 65 percent to 90 percent plus, AIG, of their investments. So I don’t think those people think their equity investments are risk-free or anybody that invests in financial institutions has any idea their equity investments are risk-free. The bond holders may feel that they got, will get, a pass. But the preferred shareholders at Freddie and Fannie, you know, under the supervision of Congress, they got totally creamed. You know, any preferred holder at Bear Stearns — So I think, frankly, the moral hazard argument has been overdone, at least in respect to equity holders. As an equity holder of Wells Fargo, or of M&T Bank, or U.S. Bank, as we are at Berkshire, I have no feeling that my common stock investment is any way protected by any government doctrine. So, there is no moral hazard with us in terms of equity holding.

BECKY: Warren, your 34 billion dollar deal is the largest that Berkshire Hathaway has ever completed. It comes a day after David Carr of the New York Times wrote that business news just isn’t all that interesting anymore. Bored? What about you? What do you think about the future of business and business news?

BUFFETT: Well, America has — our system has just gotten started. We’ve had, you know, a couple hundred years of progress but we have not exhausted our potential in this country. So America is about business. And business in America, you know, have gone to greatness hand in hand. You do not need to worry about CNBC 10 or 20 or 30 years from now. Business will always be important to the American public.

BECKY: You’re somebody that has big stakes in media companies like the Washington Post. You own a newspaper, the Buffalo newspaper. What do you think about the future of newspapers, as well?

BUFFETT: Newspapers have got a terrible future. We own the Buffalo News, as you say and we hope to be the last man standing. I would say we might very well be. But if you looked at the newspaper circulation figures that just got published a couple of days ago, it was just a dramatic decrease. And then the truth is, fewer people, you know, are going to be reading newspapers a year from now and two years from now. Now they are going to continue to get information. Everybody loves to get news. But the indispensability of the paper has been diminished. You know, I used to get — like the governor, I would get my sports scores — he probably read the Philadelphia Inquirer or something in those days, and I got them from the Omaha World-Herald. But now I click on at night and I can look at the box score and play- by-play and everything else. So, it’s changed.

JOE: But you don’t think that capitalism is permanently damaged, Warren? I characterize the coming taxation, the era of taxation, that we’re facing, it’s like the song It’s Raining Men. It’s going to be ‘raining taxes.’ Can they go too high to where you’d be concerned?

BUFFETT: I ran money in the ’60s when the top personal capital earned income tax rate was 70 percent. I ran money when the capital gains rate was 39.6 percent, and I never saw anybody lose interest in making money. It certainly didn’t affect me but it didn’t affect my partners. People have paid a lot higher taxes in the past and the economy has done just fine. We had great gains in jobs in the ’50s and ’60s with tax rates far higher than they are now.

JOE: But everybody had deductions and rich people, they had a way of not paying taxes.

BUFFETT: No, I don’t think so. I know I pay plenty of taxes. The corporate tax was 52 percent and American business prospered. So, this country, you have to have some balance between expenses and income and right now we have this huge gap and one way or another it has to be diminished. But this country has done extremely well with lower tax rates, higher tax rates. Our system works. It unleashes human potential. We can take higher taxes.

GOV. RENDELL: Warren, before you go, I still believe, like you do, that the country is going to bounce back. One thing in the economy that concerns me is manufacturing. If we become a country that doesn’t produce anything, that doesn’t make anything, I think we’re in serious long-term trouble. And right now manufacturing, even though it had a slight uptick in the most recent reports, manufacturing in this country is staggering, foreign competition is hurting us very, very badly. What’s your prescription for getting American manufacturing back on track? I think, for example, what the country needs both substantively and economically is a ten-year infrastructure revitalization program because that would key manufacturing in a way that nothing else would. What’s your prescription for keeping America strong in the manufacturing sector?

BUFFETT: Well, I agree with you 100 percent on the infrastructure. I thought more of the stimulus funds should have gone to that.

GOV. RENDELL: Three or four times more, in my judgment.

BUFFETT: I agree with you 100 percent. But this country will solve its problems. We’re not so good necessarily at avoiding problems, but we’re pretty good at solving problems. And I remember back in the early ‘80s, we thought that Germany and Japan were going to eat our lunch and we’d all just be working at McDonald’s and cutting each other’s hair or something to keep busy. But we added tens of millions of jobs since then. So, we do come up with things. You can’t predict that we’ll have a software industry or you can’t predict that we’ll have a great aircraft industry, but those things come along. And the world right now, 12 percent of our GDP is going to exports and 35 years ago only 5 percent was. So we are making some things the world wants. But I agree with you, Governor, you’ve really got — you’ve got to count on the potential of people that you and I don’t even know coming up with new things to do that the world wants. Historically we’ve been very good at that and I think we’ll be good at it in the future.

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